Exhibit 15.1

Generation Income Properties Announces Acquisition of a
Single-Tenant Building Occupied by the
United States Government in North Carolina

Tampa, FL – February 8, 2021 – Generation Income Properties, Inc. (OTCQB: GIPR) (“GIP” or the “Company”) announced the acquisition of an approximately 5,800-square-foot, single-tenant office building in North Carolina occupied by a Federal law enforcement agency of the United States Government. The transaction was a forward commitment sale for a total consideration of approximately $1.7 million.

GIP funded the transaction with approximately $1.27 million of debt from American Momentum Bank and approximately $500,000 of preferred equity provided from a Joint Venture Partner. The United States Government has a credit rating of AA+ from Standard & Poor’s and the tenant has approximately 8 years remaining on the primary lease term for the property.

David Sobelman, Chief Executive Officer of GIP, noted, “This transaction reflects GIPs continued ability to identify assets occupied by strong tenants. And, for this one in particular, GIP was able to commit to the asset prior to rent commencement allowing the developer a planned exit for their project. In addition, the use of the JV program for this acquisition gave GIP the ability to grow the investment-grade tenancy of the portfolio to approximately 80% and simultaneously provide the JV partner a market return.”

About Generation Income Properties:

Generation Income Properties, Inc., located in Tampa, Florida, is an internally managed real estate investment company formed to acquire and own, directly and jointly, real estate investments focused on retail, office and industrial single-tenant properties located primarily in major United States cities, with an emphasis on the major coastal markets.

Additional information about Generation Income Properties, Inc. can be found at the Company’s corporate website: www.gipreit.com.

Forward-Looking Statements:

This press release, whether or not expressly stated, may contain “forward-looking” statements as defined in the Private Securities Litigation Reform Act of 1995. It reflects the company’s expectations regarding future events and economic performance and are forward-looking in nature and, accordingly, are subject to risks and uncertainties. Such forward-looking statements include risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such forward-looking statements which are, in some cases, beyond the Company’s control which could have a material adverse effect on the company’s business, financial condition, and results of operations. Some of these risks and uncertainties are identified in the company’s most recent Annual Report on Form 1-K and its other filings with the SEC, which are available at www.sec.gov. The occurrence of any of these risks and uncertainties could have a material adverse effect on the company’s business, financial condition, and results of operations. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.